Exhibit 99
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	FOR IMMEDIATE RELEASE February 20, 2007

Seabridge Confirms Major New Gold Resource at Mitchell
NI 43-101 Study Infers 13.1 Million Ounces of Gold Plus 2.23 Billion Pounds of Copper
Porphyry System May Have Significant Expansion Potential

Toronto, Canada … Seabridge Gold announced today that a National Instrument 43-101 compliant study of its Mitchell gold-copper discovery has confirmed a major new resource which may have significant expansion potential. The study by Resource Modeling Inc. (“RMI”) of Tucson, Arizona will be filed on SEDAR within 45 days. The Mitchell porphyry is located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia.

At Mitchell, RMI estimates an Inferred Mineral Resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold. Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The deposit is currently defined by diamond core holes that were drilled on approximately 200-meter centers. The estimate of Mineral Resources is based on 9,530 meters of core drilling, including 23 holes (7,476 meters) drilled by Seabridge at Mitchell during 2006.

Seabridge President and CEO Rudi Fronk said that “it now appears that Seabridge wholly owns two major North American gold deposits - Courageous Lake and Mitchell. This year’s programs will focus on advancing both by updating the Preliminary Assessment at Courageous Lake and continuing to drill at Mitchell to expand and upgrade the resource, as well as conducting metallurgical studies to determine expected metal recoveries. We could not be more encouraged by our prospects for value creation in 2007.”

The Mitchell deposit is situated at the base of the Mitchell Glacier within an erosional window through the major fault complex that crosses the property. The volcanic rocks exposed in the erosional window are affected by intense phyllic alteration which diminishes to the west. This conspicuous alteration is characterized by abundant sericite, 5 to 20% pyrite and quartz stockwork veins that locally exceed 80% of the rock mass. Gold and copper are associated with fine grained sulfide minerals, dominated by chalcopyrite, disseminated in the rock and stockwork veins. Gold and copper grades in the drill results are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell deposit probably resulted from widespread regional deformation subsequent to mineralization.

RMI constructed a three-dimensional computer block model using MineSight® software. A block size of 25 meters by 25 meters by 15 meters was selected and is thought to be appropriate at this stage of the project. Several high-grade gold and copper outlier values were cut to 2.5 grams per tonne and 0.80%, respectively prior to creating 15 meter-long drill hole composites. Grade and indicator variograms were calculated and interpreted for both gold and copper. RMI notes that gold and copper display exceptionally long ranges but additional infill drilling will be required in order to evaluate short range grade variability. Block grades were estimated using several interpolation methods including nearest neighbor, inverse distance squared, and ordinary kriging. Seabridge geologists constructed a three-dimensional wireframe which represents a zone of intense sericitic alteration and appears to be one of the primary controls

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Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net associated with gold and copper mineralization at Mitchell. This wireframe was used to constrain the estimate of block grades. After visual and statistical reviews of the estimated block grades, RMI selected the inverse distance squared and ordinary kriged estimates for the gold and copper grade models, respectively. Block grades that were estimated by two or more drill holes with at least one hole within 125 meters of the block were classified as Inferred Mineral Resources. All other estimated blocks remain unclassified at this time. Additional drilling, more density determinations, updated topography, and ongoing metallurgical testwork will be required to upgrade the current Inferred Mineral Resources to higher confidence categories. Inferred Mineral Resources for the Mitchell deposit are summarized in the table below at a variety of gold equivalent cutoff grades.

Mitchell Deposit Inferred Mineral Resources

Gold Equivalent Cut-Off Grade (grams/tonne)	Tonnes (000s)	Gold Grade (grams/tonne)	Ounces of Gold (000s)	Copper Grade (%)	Pounds of Copper (000s)
0.25	705,349	0.62	14,060	0.156	2,417,386
0.30	661,954	0.64	13,621	0.163	2,376,624
0.35	627,749	0.67	13,522	0.169	2,334,064
0.40	599,799	0.69	13,306	0.173	2,292,273
0.45	580,004	0.70	13,053	0.177	2,261,364
0.50	563,873	0.72	13,053	0.180	2,230,783
0.55	548,045	0.73	12,863	0.182	2,200,778
0.60	534,033	0.74	12,705	0.185	2,172,758
0.65	518,545	0.75	12,504	0.187	2,139,459
0.70	500,979	0.76	12,241	0.190	2,097,900
0.75	479,533	0.77	11,871	0.193	2,044,027

NOTE: gold equivalent cut-off grades were calculated using US$475 per ounce gold and US$1.50 per pound copper

RMI notes that the limits of the Mitchell deposit have not yet been determined and that it appears to be open up dip (south) and down dip (north) and perhaps to the east with reasonable expectations of increasing the inventory of Mineral Resources.

RMI reviewed the QA/QC procedures implemented by Seabridge during its 2006 exploration program and found them to meet industry standards. Seabridge geologists submitted one blank and one standard reference sample at a frequency of one each per every 35 core samples that were shipped to Ecotech’s prep lab in Stewart BC. RMI has reviewed the performance of those standard reference samples and has determined that in general, the performance of the lab is reasonable. 333 Ecotech pulps were shipped to ALS Chemex in Vancouver and assayed for gold, copper, and other metals. The results from those check assays show that the Ecotech lab is about 5% higher for gold and about 3% lower for copper than ALS Chemex. RMI has recommended that Seabridge perform additional check assays from the 2006 drill campaign.

The RMI resource estimate for the Mitchell deposit triggers the vesting of 2.0 million common share purchase warrants issued to Xstrata plc and exercisable at $13.50 per share for a period of five years. These warrants complete the agreement whereby Seabridge re-acquired a 100% interest in the Kerr-Sulphurets project (including the Mitchell deposit) from Xstrata (see news release of September 5, 2006).

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. The independent technical report on the Mitchell deposit will be filed on SEDAR at www.sedar.com. Exploration activities at Kerr-Sulphurets are being conducted under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Hog Ranch projects, and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

        ON BEHALF OF THE BOARD
        "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.